

May 9, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

> **Re: Mag Mile Capital, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File 000-56333**

Dear Rushi Shah:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K/A filed April 17, 2024

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1. Refer to the restatement in Note 13. Please have the public accounting firm that audited the restatement of the 2022 amounts include an explanatory paragraph in their report that addresses the restatement.

Note 11. Warrants, page F-13

2. We note that you issued a warrant for 5 million shares at $0.50 per share to GK Partners on April 4, 2023 and that you recorded stock compensation expense of $1.582 million in 2023. We also note that the warrant was issued to provide incentive to provide future financings. Disclose, in detail, the basis for your accounting treatment for the issuance of this warrant, including how you determined whether the warrant is classified as a derivative instrument, liability or equity, pursuant to ASC 718 as stock compensation or ASC 815 as a derivative instrument and the basis for your accounting treatment. Also, address any terms of the warrant regarding the nature of any future performance required

by GK Partners and in what period the performance, if any, is to be provided to the company in conjunction with the terms of the warrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology